Exhibit 2

16 April 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 16 April 2015 it purchased 100,000 of its ordinary shares at a price of 1575.7570 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 16,372,781 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,309,376,530 (excluding shares to be held in treasury).